MAIL STOP 3561

      August 5, 2005


Mr. William C. Morro
InterAmerican Acquisition Group Inc.
2918 Fifth Avenue South, Suite 209
San Diego, California  92103

Re:	InterAmerican Acquisition Group Inc.
		Amendment No. 1 to Registration Statement on Form S-1
      Filed July 14, 2005
		File No. 333-125558

Dear Mr. Morro:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments.

General
1. We note your response to comment four of our letter dated July
6,
2005. We understand that existing shares will not be specifically eligible for the conversion feature or pro rata distribution, if it occurs. We are looking at this issue from an economic prospective and the average price existing shareholders pay for their "equity stake" in the company. Because existing stockholders received the initial shares at a minimal price, they would not be affected in the same proportion as public stockholders by exercising their conversion rights if they decided to do so with those shares for which such rights apply. As such, we are of the opinion that the prior comment regarding incentives and disincentives applies. In this regard, we also note your reference to Item 4 of Schedule 14A, which would require that existing shareholders disclose in the proxy statement the fact that they intend to oppose the business combination.
Item 4
of Schedule 14A only applies to directors and to their intent at the time the proxy is mailed. Since certain of your existing shareholders are not directors, Item 4 of Schedule 14A would not apply to them, and to the extent it did apply, the Item 4 disclosure regarding voting intentions is applicable as of the mailing date and not necessary accurate as of the meeting date, at which time insiders would have knowledge of whether enough votes were cast in favor or against the proposed business combination.
2. It appears that management may obtain employment or consulting agreements at the same time as the business combination. State how this will be determined and whether this will be a term of the business combination agreement. Also, since it appears these arrangements are contemplated and entered into at the time of the business combination, please explain the statement that "it may be less likely that management would remain with the combined company" unless it is negotiated as part of the business combination. This should be discussed in greater detail, focusing on any potential conflicts of interest that may arise.

Table of Contents
3. The legend beneath the table of contents should be relocated or deleted. In addition, please note that incorporation by reference is not available on Form S-1 and reference to such should be removed.

Use of Proceeds, page 20
4. We note your response to prior comment 10 dated July 6, 2005. Please disclose in the prospectus the fact that the company expects
Messrs. Morro, Sinkin and Wolfson to each devote an average of approximately 10 hours per week to the company`s business and that once management locates a suitable target, these individuals will devote additional time.
5. We note the additional disclosure that portions of the excess working capital may be used to pay finders` fees, consulting fees or other similar compensation. Please disclose any officers, directors or affiliates that may receive compensation pursuant to this disclosure and indicate the amount that may be allocated to paying such compensation to these individuals.
6. Please explain the types of bona fide services to be rendered for which officers, directors, stockholders or affiliates may be compensated.
Certain Transactions, pge 43
7. We note reference to Rule 462(b). Prior to going effective, supplementally confirm that you have no intention of increasing the offering size.
8. Reference is made to an affiliate of Dr. Sinkin that owns 94% of
InterAmercan Advisors, LLC. Please identify this affiliate and its control person(s).
Underwriting, page 48
9. Section 6.2 of the underwriting agreement appears to allow less than all of the shares to be offered in the event of a default by an underwriter of more than 10%. The agreement gives the right, but not the obligation, to terminate the agreement. It is therefore, in our judgment, not a firm commitment arrangement. Please revise the agreement or the prospectus as previously requested. Please note also that in connection with your response to prior comment 22 dated
July 6, 2005, Section 2 as written in your agreement is not standard in other agreements, which simply state that if the default is not remedied, the agreement will be terminated.

Where You Can Find Additional Information, page 53
10. Please note the Commission`s new address:

100 F Street, NE
Washington, DC 20549
Financial Statements
11. We note your response to prior comment 23 dated July 6, 2005. Although the anticipated accounting treatment would result in no net change to equity, we believe the estimated fair value of the UPO of
$1.7 million would be significant to users of the registrant`s financial statements. Please expand Note 2 to disclose the estimated fair value and the major assumptions used to value the UPO.

Exhibit 23.1
12. Please include an updated consent of the independent accountant with any amendment to the registration statement.

Part II

Exhibits
13. Please revise the legality opinion so that it opines upon Delaware law including the statutory provisions, all applicable provisions of the Delaware Constitution and all reported judicial decisions interpreting those laws.
14. We note the disclosure in the legality opinion that "as to various questions of fact material to this opinion, we have relied upon statements, representations and certificates of officers or representatives of the Registrant, public officials and others.
We
have not independently verified the facts so relied upon." It is inappropriate for counsel to include assumptions regarding or disclaiming any duty to investigate the material facts underlying the opinion or facts that are readily ascertainable. For instance, you cannot assume that the registrant is legally incorporated nor any other material facts underlying the opinion. Revise your opinion to address the material facts underlying the opinion or explain supplementally why your disclaimer is not inappropriate under state law. We may have further comment.


Closing Statements

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Don Wiland at (202) 551-3392 if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett at (202) 551-3389 with any other questions.


      Sincerely,



      John Reynolds
      Assistant Director


cc:	Christopher S. Auguste, Esq.
	Fax: (212) 715-9100






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Mr. William C. Morro
InterAmerican Acquisition Group Inc.
August 5, 2005
P. 1